Exhibit 99.1

TRILLION ENERGY COMMENCES SASB 3D SEISMIC REPROCESSING PROJECT

Reprocessing will assist in further exploration and development of Gas Pools

January 31, 2023 - Vancouver, B.C. - Trillion Energy International Inc. (“Trillion” or the “Company”) (CSE: TCF) (OTCQB: TRLEF) (Frankfurt: Z62). Trillion is pleased to announce the commencement of it’s 3D seismic reprocessing project for SASB.

The existing 3D seismic data covers 223 km2 and includes the SASB block. This old 3D seismic shot by WesternGeco in 2004 is good quality and was processed in 2004 with pre-stack time migration (PSTM). Since 2004, vast improvements in seismic data processing algorithms have occurred. As SASB has very complex geology, reprocessing with advanced pre-stack depth migration (PSDM) and incorporating time depth data from wells drilled since the old PSTM model was created will create a superior model.

Uses of the new PSDM seismic velocity model will include:

●	Obtain a more detailed and accurate mapping of individual gas reservoir units, provide better imaging of the gas trapping faults and superior structural maps;

●	Further identify and define stratigraphic exploration gas prospects (to which there are many on SASB), but which have never been drilled;

●	Mapping the deeper Cretaceous Akveren Formation “CAF”, which has never been explored, but which contains tantalizing deeper anomalies based on the old PSTM model. Onshore proximate to SASB, there are many oil and gas seeps originating and contained within the Cretaceous sediments. The data reprocessing is scheduled to commence early March 2023 and is anticipated to take five to six months to complete.

Arthur Halleran CEO of Trillion stated:

“Reprocessing the 3D seismic data using modern cutting-edge technology will increase our understanding of the gas potential at SASB and is the first step to making significant new discoveries. The cost of reprocessing is infinitesimal compared a new 3D shoot of this size. The reprocessing will allow mapping of extensions to existing structurally trapped gas pools, discover new gas pools and improve resolution of the stratigraphic exploration prospects. I am excited about what we will also see in the deeper Cretaceous age formations, where onshore oil and gas seeps have been found 20 to 30 km from SASB.”

About the Company

Trillion is an oil and gas producing company with multiple assets throughout Turkiye and Bulgaria. The Company is 49% owner of the SASB natural gas field, one of the Black Sea’s first and largest-scale natural gas development projects; a 19.6% (except three wells with 9.8%) interest in the Cendere oil field; and in Bulgaria, the Vranino 1-11 block, a prospective unconventional natural gas property. More information may be found on www.sedar.com, and our website.

Phone: 1-778-819-1585

E-mail: info@trillionenergy.com

Website: www.trillionenergy.com

Cautionary Statement Regarding Forward-Looking Statements

This news release may contain certain forward-looking information and statements, including without limitation, statements pertaining to the Company’s ability to obtain regulatory approval of the executive officer and director appointments. All statements included herein, other than statements of historical fact, are forward-looking information and such information involves various risks and uncertainties. Trillion does not undertake to update any forward-looking information except in accordance with applicable securities laws.

These statements are not guaranteeing of future performance and are subject to certain risks, uncertainties, and assumptions that are difficult to predict. Accordingly, actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. These factors include unforeseen securities regulatory challenges, COVID, oil and gas price fluctuations, operational and geological risks, the ability of the Company to raise necessary funds for development; the outcome of commercial negotiations; changes in technical or operating conditions; the cost of extracting gas and oil may be too costly so that it is uneconomic and not profitable to do so and other factors discussed from time to time in the Company’s filings on www.sedar.com, including the most recently filed Annual Report on Form 20-F and subsequent filings for the first quarter of 2022. For a full summary of our oil and gas reserves information for Turkey, please refer to our Forms F-1,2,3 51-101 filed on www.sedar.com, and or request a copy of our reserves report effective December 31, 2021 and our Prospective Resource report effective October 31, 2021.